UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

   Information to be Included in Statements Filed Pursuant to Rules 13d-1(b),
       (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)


                               (Amendment No. __)

                                    HIE, Inc.
                                   ----------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     -------------------------------------
                         (Title of Class of Securities)

                                   422204 10 7
                                  ------------
                                 (CUSIP Number)

                                 March 14, 2000
                              -------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: X Rule 13d-1(c)

--------------------------------- ----------------------------------------------
                  1
                                      NAME OF REPORTING PERSON
                                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                      Thermo Electron Corporation
                                      IRS No. 04-2209186

--------------------------------- ----------------------------------------------
                  2
                                      CHECK THE APPROPRIATE BOX IF A MEMBER OF
                                      A GROUP*

                                                                   (a)  [   ]
                                                                   (b)  [ x ]
--------------------------------- ----------------------------------------------

                  3                   SEC USE ONLY

--------------------------------- ----------------------------------------------
                  4                   CITIZENSHIP OR PLACE OF ORGANIZATION

                                      State of Delaware

--------------------------------- ----------------------------------------------
                  5                   SOLE VOTING POWER

                                      1,568,814                       [   ]

--------------------------------- ----------------------------------------------
     NUMBER OF SHARES         6       SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
           WITH                       0
                            ------- --------------------------------------------

                              7       SOLE DISPOSITIVE POWER

                                      1,568,814

                            ------- --------------------------------------------

                               8      SHARED DISPOSITIVE POWER

                                      0
--------------------------  ------- --------------------------------------------

                  9                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                                      EACH REPORTING PERSON
                                      1,568,814

-------------------------------- -----------------------------------------------

                 10                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                                      (9) EXCLUDES CERTAIN SHARES*  [   ]
-------------------------------- -----------------------------------------------

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-------------------------------- -----------------------------------------------

                 11                   PERCENT OF CLASS REPRESENTED BY AMOUNT
                                      IN ROW 9

                                      6.1%
-------------------------------- -----------------------------------------------

                  12                  TYPE OF REPORTING PERSON *

                                      CO
-------------------------------- -----------------------------------------------



Item 1(a).  Name of Issuer.

         This Schedule 13G relates to HIE, Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

         The Issuer's principal executive offices are located at 1850 Parkway Place, Suite 1100, Marietta, Georgia 30067.

Item 2(a).  Names of Persons Filing.

         This Schedule 13G is being filed by Thermo Electron Corporation ("Thermo Electron"), its wholly-owned subsidiary Thermo Coleman Corporation ("Thermo Coleman"), and Thermo Coleman's wholly-owned subsidiary Thermo Information Solutions Inc. ("TIS" and, together with Thermo Coleman and Thermo Electron, the "Reporting Person").

Item 2(b).  Address of Principal Business Offices.

         The principal business address and principal office address of the Reporting Person is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Item 2(c).  Citizenship.

         The Reporting Person is a Delaware corporation.

Item 2(d).  Title of Class of Securities.

         This Schedule 13G relates to the common stock, par value $0.01 per share (the "Common Stock"), of the Issuer.

Item 2(e).  CUSIP Number.

         The CUSIP number of the Common Stock is 422204 10 7.

Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), check whether the
person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange
         Act;

         (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

         (e) [ ] An investment adviser in accordance with Rule
         13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         Not applicable.

Item 4.  Ownership.

         (a) Amount beneficially owned by the Reporting Person: 1,568,814 shares (includes 261,469 shares issuable upon the exercise of warrants owned by the Reporting Person).

         (b) Percent of class owned by the Reporting Person: 6.1%.

         (c) Number of shares as to which the Reporting Person has:

                  (i) Sole power to vote or to direct the vote: 1,568,814 shares
                  (ii) Shared  power to vote or to direct the vote: 0
                  (iii) Sole power to dispose or to direct the disposition of:
                            1,568,814 shares
                  (iv)Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent of Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         See attached Exhibit 8.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2000                            THERMO ELECTRON CORPORATION


                                                By: /s/ Kenneth J. Apicerno
                                                    ------------------------
                                                        Kenneth J. Apicerno
                                                        Treasurer

                            EXHIBIT 8 TO SCHEDULE 13G


         This Schedule 13G is being filed to reflect the ownership of the shares of Common Stock of the Issuer by Thermo Electron through its wholly-owned subsidiaries Thermo Coleman and TIS.